

June 05, 2012

<u>Via E-mail</u>
Mr. Anson Chan
Chief Financial Officer
Omnivision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054

      RE: **Omnivision Technologies, Inc.**
               Form 10-K for the Fiscal Year Ended April 30, 2011
               Filed June 29, 2011
               File No. 000-29939

Dear Mr. Chan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Martin James

                       Martin James
                       Senior Assistant Chief Accountant